MEMORANDUM

To:	Securities and Exchange Commission (the “Commission”)
From:	American Railcar Industries, Inc. (“ARI,” “we,” “us,” “our” or the “Company”)
Date:	February 1, 2010
RE:	Responses to the comment letter of the Securities and Exchange Commission staff dated December 31, 2009, with respect to the Form 10-K for the year ended December 31, 2008 regarding American Railcar Industries, Inc. filed on March 6, 2009, File No. 0-51728 and the Preliminary Proxy on Schedule 14A regarding American Railcar Industries, Inc. filed on April 17, 2009, File No. 0-51728

American Railcar Industries, Inc. (the “Company”) is writing in response to the December 31, 2009 letter of the Commission’s staff. For convenience, these responses are immediately preceded by the comments included in the letter of the Commission’s staff.

Schedule 14A

Compensation Discussion and Analysis
Bonus Compensation, page 15

1. SEC COMMENT:

In future filings, please quantify all performance targets under your bonus program, including percentage return on net assets and EBITDA, that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. See Instruction 4 to Item 402(b) of Regulation S-K.

COMPANY RESPONSE:

Our 2009 Preliminary Proxy filing included, among others, the following discussions on executive bonus compensation:

•	the purpose of our bonus compensation program;

•
the various performance measures that our compensation committee takes into account when determining bonuses, including two Company-wide financial goals established for the year, a percentage return on net assets target and an EBITDA target (collectively, “Financial Targets”) as well as individual goals, including financial, strategic, corporate, divisional and other goals;

•
that no bonus would have been awarded if we had achieved less than 80% of the combined Financial Targets and that our compensation committee retained sole discretion over all matters relating to the potential 2008 bonus payments;

•	that the Financial Targets were based on our internal budgets, which reflect the projected business environment;

•	the bonus opportunity made available to each of the named executive officers as a percentage of the base pay;

•	that our management and compensation committee believed that the targets were challenging, but achievable based upon plant expansion and continuing investments in efficiency improvements;

•	that the Financial Targets were partially achieved in 2009; and

•	the dollar amount that each of the named executive officers was actually paid under the bonus program as an annual bonus for fiscal 2009.

The Company did not disclose the Financial Performance Targets in its 2009 Preliminary Proxy filing because it believed that such disclosure is not material information which, in light of the overall bonus structure and the disclosure thereof, would provide additional insight into understanding the bonus plan. In addition, the Company believes that the Financial Performance Targets constitute confidential information providing insights into the Company’s confidential business plans and strategies that are not otherwise disclosed by the Company, the disclosure of which could result in competitive harm to the Company.

Nevertheless, in response to the Staff’s comment, in future filings to which the disclosure requirement applies, the Company will disclose the applicable historical Financial Performance Targets. However, should the particular facts and circumstances change, the Company reserves the right to exclude such disclosure if the Company makes a determination that such disclosure would be immaterial or could result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. If the Company were to so exclude the disclosure, it would seek to comply with the additional applicable disclosure requirements.

Other

2. SEC COMMENT:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANY RESPONSE:

The Company notes the staff’s comment and acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is fully responsive to your comments. If you have any questions, please call myself or Dale C. Davies at (636) 940-6000.

[Signature Page Follows]

Very truly yours,

American Railcar Industries, Inc.

/s/ James Cowan
James Cowan
President and Chief Executive Officer